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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

THIRD QUARTER NEWS RELEASE
REPRESENTED BY PAN PACIFIC I.R LTD.	CONTACT: Lorne Waldman
1790 — 999 WEST HASTINGS STREET	President
VANCOUVER, BC, CANADA V6C 2W2	E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669- 7816	WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831
NAM TAI ELECTRONICS, INC.
Q3 Sales Up 5.1%, Operating Income Down 11.6%
EPS Down 34.9%
VANCOUVER, CANADA — October 31, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results for the third quarter ended September 30, 2006.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Nine Months Results
	3Q2006	3Q2005	YoY(%)	9M 2006	9M 2005	YoY(%)
Net sales	218,516	207,859	5.1	640,527	550,059	16.4
Gross Profit	22,323	25,328	(11.9)	64,211	67,580	(5.0)
% of sales	10.2%	12.2%	—	10.0%	12.3%	—
Operating Income (a)	12,436	14,068	(11.6)	45,084	38,124	18.3
% of sales	5.7%	6.8%	—	7.0%	6.9%	—
per share (diluted)	$0.28	$0.33	(15.2)	$1.03	$0.89	15.7
Net income (a)	12,093	18,803	(35.7)	43,080	38,606	11.6
% of sales	5.5%	9.0%	—	6.7%	7.0%	—
Basic earnings per share (a)	$0.28	$0.44	(36.4)	$0.99	$0.90	10.0
Diluted earnings per share (a)	$0.28	$0.43	(34.9)	$0.99	$0.90	10.0
Weighted average number of shares (‘000)
Basic	43,787	42,983	—	43,674	42,799	—
Diluted	43,787	43,249	—	43,726	43,046	—

Note:

(a)	Included in operating income and net income in the first nine months of 2006 are the following other income/expenses items:
—	$9.3 million gain on disposal of asset held for sale recorded in the second quarter. Such gain was recognized in operating income in accordance with Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment and Disposal of Long Lived Asset”.

—	$0.8 million of share-based compensation expenses in respect of 90,000 share options granted to independent and non-executive directors, and the vesting of pre-IPO share options granted by the Company’s Hong Kong listed subsidiary, Nam Tai Electronic & Electrical Products Limited (“NTEEP”), to NTEEP’s employee upon NTEEP’s listing in April 2004.

—	$1.3 million ($1.9 million before sharing with minority interests) loss on marketable securities arising from split share structure reform in the second quarter.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) as above, the Company also presents a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses for investors’ better assessment of the Company’s operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. Please see the below reconciliation of GAAP operating income to non-GAAP operating income and GAAP net income and earnings per share to non-GAAP net income and earnings per share, and page 8 for a detailed discussion of management’s use of non-GAAP financial information.
GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Nine months ended
	September 30,				September 30,
	2006		2005		2006		2005
	million	per	million	per	million	per	million	per
		share		share		share		share
		(diluted)		(diluted)		(diluted)		(diluted)
GAAP Operating Income	12.4	0.28	14.1	0.33	45.1	1.03	38.1	0.89
Add back/(Less):
— Gain on disposal of asset held for sale	—	—	—	—	(9.3)	(0.21)	—	—
— Share-based compensation expenses	0.1	—	—	—	0.8	0.02	—	—
— Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	1.0	0.02	—	—	1.0	0.02
Non-GAAP Operating Income (a)	12.5	0.28	15.1	0.35	36.6	0.84	39.1	0.91

GAAP Net Income	12.1	0.28	18.8	0.43	43.1	0.99	38.6	0.90
Add back/(Less):
— Gain on disposal of asset held for sale	—	—	—	—	(9.3)	(0.21)	—	—
— Share-based compensation expenses	0.1	—	—	—	0.8	0.02	—	—
— Loss on marketable securities arising from split share structure reform	—	—	—	—	1.3	0.03	—	—
— Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	1.0	0.02	—	—	1.0	0.02
— Gain from disposal of the Company’s entire stake in its investment in an affiliated company — Alpha Star	—	—	(3.6)	(0.08)	—	—	(3.6)	(0.08)
— Gain on sales of subsidiaries’ shares	—	—	(2.3)	(0.05)	—	—	(10.1)	(0.23)
— Realized losses on the partial disposal of marketable securities in TCL Communication	—	—	1.4	0.03	—	—	1.4	0.03
— Impairment loss on marketable securities	—	—	—	—	—	—	6.5	0.15
— Expenses in relation to the termination of a potential listing of one of the Company’s subsidiaries in Hong Kong	—	—	—	—	—	—	1.3	0.03
Non-GAAP Net Income (a)	12.2	0.28	15.3	0.35	35.9	0.83	35.1	0.82

Weighted average number of shares — diluted (‘000)	43,787		43,249		43,726		43,046

Note:

(a)	Please see page 8 for a detailed discussion of management’s use of non-GAAP financial information.

THIRD QUARTER AND YEAR TO DATE REVIEW
In view of the lower than expected sales and a change of the product mix with lower margins during the third quarter of 2006, Nam Tai announced revised sales and earnings guidance for the third quarter of 2006 on September 1, 2006. Net sales for the third quarter of 2006 were in line with that revised guidance. As a result of implementing cost-control measures in an effort to combat adverse market conditions during the third quarter of 2006, the Company achieved slightly better than expected non-GAAP operating income per share (diluted) and non-GAAP earnings per share (diluted). However, overall results for the third quarter of 2006 were still disappointing as compared with those of Nam Tai’s third quarter of 2005 and its original guidance for the third quarter of 2006 announced on July 31, 2006.
Nam Tai’s net sales for its third quarter of 2006 was $218.5 million, an increase of 5.1% as compared to $207.9 million in the third quarter of 2005. Operating income for the third quarter of 2006 was $12.4 million, or $0.28 per share (diluted), a decrease of 11.6% as compared to operating income of $14.1 million, or $0.33 per share for the same period last year. Net income for the third quarter of 2006 was $12.1 million, a decrease of 35.7% as compared to $18.8 million in the third quarter of 2005. Both non-GAAP operating income per share (diluted) and non-GAAP earnings per share (diluted) for the third quarter of 2006 were $0.28, a decrease of 20% as compared to $0.35 for each of those non-GAAP measures in the same period last year.
For the nine months ended September 30, 2006, Nam Tai’s net sales were $640.5 million, an increase of 16.4% as compared to $550.1 million in the same period last year. Operating income for the first nine months of 2006 was $45.1 million, or $1.03 per share (diluted), an increase of 18.3% as compared with $38.1 million, or $0.89 per share (diluted), in the same period last year. Net Income for the first nine months of 2006 was $43.1 million, or $0.99 per share, an increase of 11.6% as compared to $38.6 million or $0.90 per share in the same period last year.
Ms. Patinda Lei, Nam Tai’s Chief Executive Officer and Chief Financial Officer commented, “Despite the challenging business environment, the Company is very much encouraged that its gross profit margins for the third quarter of 2006 improved to 10.2% from 9.7% in the second quarter of 2006. The Company continued to be successful in controlling its selling, general and administrative (“SG&A”) expense as well as research and development (“R&D”) expenses. Total SG&A and R&D expenses as a percentage of sales decreased to 4.5% in the third quarter of 2006 as compared to 5.4% in the same period last year, which included $0.96 million of severance expenses, or 0.5% as a percentage of net sales, incurred in relation to the restructuring of Nam Tai’s Hong Kong subsidiaries in the third quarter of 2005.”
The Company’s financial position remains strong and net cash provided by operating activities during the third quarter of 2006 was $26.0 million. The Company also had $227.0 million cash on hand even after capital expenditures of $9.1 million made and second quarter dividends of $16.6 million paid to stockholders on July 21, 2006. Moreover, the Company’s other financial ratios remain healthy.
COMPANY OUTLOOK
Looking ahead, on the strong foundation of its key component subassemblies of telecommunication products business, Nam Tai will actively seek opportunities for further business diversification. To sharpen its competitive edge, the Company is stepping up vertical integration of the key component subassemblies of telecommunication products business. Nam Tai’s investment in the vertical integration of its flexible printed circuit (“FPC”) business by moving upstream to commence FPC unit manufacturing is on schedule. The Company has begun trial production of FPC units recently. In addition to applying for the approval of Underwriters Laboratories (“UL”) Standards for Safety, the Company has also provided samples for customers’ approval. It is expected that the mass production will be commenced in the second quarter of 2007 on schedule.
With aggressive marketing strategies, the Company recently was successful in winning two new customers. In addition to its wholly owned subsidiary, Zastron Electronic (Shenzhen) Co. Ltd. entering into an agreement with QUALCOMM MEMS Technologies, Inc., a wholly owned subsidiary of QUALCOMM Incorporated, to provide module assembly services for QUALCOMM’s iMoDTM displays, Nam Tai has also won a new customer order from a leading global provider of digital office solution to manufacture 1.3 mega pixel CMOS image sensor modules for notebook computers with built-in camera functions. With a goal to boost sales and enhance profitability, the Company plans to continue efforts to expand its customer base and diversify its product lines consistent with Nam Tai’s strategy to produce higher value and more sophisticated products.
Facing the same intense competition and pricing pressures during the third quarter as were present in the previous quarter, Nam Tai’s long-term strategy is to continue its emphasis on controlling expenses, seeking better pricing and terms from its suppliers and selectively focusing resources to better target higher margin orders.
In addition to the expansion project to build a new factory in Shenzhen, PRC, the Company continues to implement its plans to establish in the near future an industrial presence in Wuxi, Jiangsu Province, located on the East Coast of the PRC, approximately 80 miles Northwest of Shanghai. The Company has recently entered into an official agreement with Wuxi government for the project. Nam Tai expects that the launch of its project to establish a presence in Wuxi, together with its expanded facilities in Shenzhen, will position the Company to capitalize on strong growth in demand for high-technology consumer electronic products anticipated by the Company over the next few years. The expansion projects for Nam Tai’s new factory in Shenzhen and facilities in Wuxi are expected to commence in the summer of 2007.
Ms. Lei concluded, “While the Company is implementing a series of strategies to improve profitability, Nam Tai is still confident to achieve sales growth for year 2006 of approximately 10% as compared to the sales level in 2005, and annual sales growth of 12% in 2007 and 2008. With aggressive expansion plans in place and orders from both existing and new customers continuing, the Company is optimistic about its long-term prospects. It is Nam Tai’s long-term prospects and growth that is and should be the focus of our concentration, especially in this challenging business environment. Accordingly, as we previously announced on July 31, 2006, we have reconsidered our practice of providing short-term forecasts and will no longer provide quarterly sales and earnings per share guidance. Through press releases and our quarterly conference calls with interested investors and the investment community, the Company plans on continuing to furnish investors with information and insight into our strategies and key drivers of long-term financial performance, the progress of our expansion plans and trends in our business and industry necessary to understand Nam Tai’s business and operating environment.”
SARBANES-OXLEY ACT
The Company is working towards compliance with the relevant sections of the Sarbanes-Oxley Act in accordance with the timetable set out by the relevant regulations.

SUPPLEMENTARY INFORMATION (UNAUDITED) FOR THE THIRD QUARTER OF 2006
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

				YoY(%)
			YoY(%)	(Quarterly
Quarter	2006	2005	(Quarterly)	accumulated)
1st Quarter	208,358	156,923	32.8	32.8
2nd Quarter	213,653	185,277	15.3	23.3
3rd Quarter	218,516	207,859	5.1	16.4
4th Quarter		247,178
Total	640,527	797,237
2. Breakdown of Net Sales by Product Segment as a Percentage of Total Net Sales

	2006		2005
	3Q	YTD	3Q	YTD
Segment	(%)	(%)	(%)	(%)
Consumer Electronics and Communication Products:
— Consumer Electronics and Communication Products	23%	20%	21%	23%
— Software Development Services	0%	1%	1%	1%

Telecom. Components Assembly	68%	72%	70%	68%

Parts & Components:
— LCD Panels	9%	7%	8%	8%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	(unaudited)		(audited)
	As at September 30		As at December 31
	2006	2005	2005
Cash on Hand(a)	$227.0 million	$190.4 million	$213.8 million
Marketable Securities	$22.9 million	$16.2 million	$13.3 million
Ratio of Cash(a) to Current Liabilities	1.27	1.28	1.30
Current Ratio	2.33	2.49	2.42
Ratio of Total Assets to Total Liabilities	3.02	3.27	3.10
Return on Equity	18.3%	16.8%	16.7%
Ratio of Total Liabilities to Equity	0.57	0.50	0.54
Debtors Turnover	55 days	60 days	58 days
Inventory Turnover	15 days	20 days	16 days
Average Payable Period	65 days	61 days	63 days

Note:

(a)	Includes cash equivalents.

THIRD QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Tuesday, October 31, 2006 at 8:30 a.m. Eastern Time for analysts to discuss Nam Tai’s third quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (651) 291-5254 just prior to its start time.
DIVIDENDS
The third quarter 2006 dividend of $0.38 per share was paid in October 2006 on schedule. The record date for the fourth quarter dividend of $0.38 per share is December 31, 2006 and the payment date is expected to be on or before January 21, 2007. Under its new dividend policy effective from year 2007, the Company will pay the first quarter 2007 dividend of $0.21 per share in April 2007. Information of quarterly dividends scheduled for payment is as follows:

			Dividend (per
Quarterly Payment	Record Date	Scheduled Payment Date	share)
Q3/06	September 30, 2006	On or before October 21, 2006 (Paid)	$0.38
Q4/06	December 31, 2006	On or before January 21, 2007	$0.38
Q1/07	March 31, 2007	On or before April 21, 2007	$0.21
Q2/07	June 30, 2007	On or before July 21, 2007	$0.21
Q3/07	September 30, 2007	On or before October 21, 2007	$0.21
Q4/07	December 31, 2007	On or before January 21, 2008	$0.21
CHANGES TO BOARD OF DIRECTORS
The Company is pleased to announce that Mr. Seitaro Furukawa has been appointed as a new non-executive director of the Company with effect from November 1, 2006, replacing Mr. Stephen Seung who resigned from Nam Tai’s board for personal reasons. In his letter of resignation, which was accepted by the Company’s Board of Directors on October 27, 2006, Mr. Seung advised that he will continue to support and cooperate with Nam Tai in the future.
Mr. Furukawa, age 65, is retiring as the Chairman of the Board of the Company’s subsidiary, J.I.C. on October 31, 2006. After joining the J.I.C. group in 1992 as a Managing Director, Mr. Furukawa assumed responsibility for production management and monitoring J.I.C.’s day-to-day operations in its liquid crystal display factory in Shenzhen, PRC. He has extensive experience in international operations management. He held management positions in Japan offices of General Electric, Admiral International Company and Thompson-CSF (renamed Thales Group in December 2000).
The Board of Directors expresses its sincere gratitude to Mr. Seung for his valuable contributions and guidance during his long service to Nam Tai.
FORWARD-LOOKING STATEMENTS
Statements concerning the Company’s outlook and targeted growth rates, expected performance during the fourth quarter of 2006 and for 2006 as a whole, including estimated sales, estimated gross profit margins, estimated non-GAAP operating income per share (diluted) and non-GAAP earnings per share (diluted) for the fourth quarter of 2006, estimates of planned capital expenditures, the amount of funds to be expended therefor, the sufficiency of funds available for such expansion from internally generated funds, cash and cash equivalents on hand and expected in the future, the financing and sources of financing for the contemplated capital expenditures, among other statements in this press release, are

“forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect our views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether the Company’s outlook and targeted growth rates, whether the financial performance it expects during the fourth quarter of 2006 and for 2006 as a whole; whether the amounts budgeted for capital expenditures for any or all of the expansion projects will be sufficient to fund the planned expansion projects during each of the periods indicated, whether the Company will be able to finance them and fund operations as currently contemplated, whether expected savings from the revision of its dividend policy and the anticipated savings from the contemplated adjustments in the amount of Nam Tai’s dividends, whether the Company can or will able to stage its planned expansion in the periods of time contemplated, whether Nam Tai will need to seek alternative sources of capital or limit or abandon the planned expansion, whether additional adjustments to Nam Tai’s dividend policy may be required or whether future dividends will actually be declared, or even if declared, continued, will depend upon the Company’s operating income, available and estimated future cash and cash equivalents and anticipated cash flows during each of the periods contemplated and the actual level of capital expenditures required for each of the planned expansion projects. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures, and Nam Tai’s declaration or payment of dividends, may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in China such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange rates; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas such as in Eastern Europe with different languages and culture, political, monetary, economic, financial or monetary systems different from those of Hong Kong or China, where Nam Tai currently has offices or significant operations or the existence of accounting principles or controls substantially different from US GAAP under which Nam Tai reports its financial statements; diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between China and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products and by one or more the factors discussed in Item 3. Key Information — Risk Factors in its Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual report on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of October 31, 2006. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC sub-assemblies, image sensors modules and PCBA for BluetoothTM headsets. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, electronic toys, handheld video game devices, entertainment devices and microwave ovens. We also manufacture finished products, including cellular phones in semi-knocked down (“SKD”), form, mobile phone accessories and educational products.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong Limited at www.hkex.com.hk to obtain the information. The stock code of NTEEP and JIC on The Stock Exchange of Hong Kong Limited are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have a different peak season during a year.
NON-GAAP INFORMATION
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), the Company also presents a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses for investors’ better assessment of the Company’s operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. By disclosing this non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in the press release on page 2 for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005
Net sales — related parties	$—	$31	$—	$6,174
Net sales — third parties	218,516	207,828	640,527	543,885

Total net sales	218,516	207,859	640,527	550,059
Cost of sales	196,193	182,531	576,316	482,479

Gross profit	22,323	25,328	64,211	67,580

Gain on disposal of asset held for sale	—	—	9,258	—

Costs and expenses
Selling, general and administrative expenses	7,947	9,359	22,539	24,399
Research and development expenses	1,940	1,901	5,846	5,057

	9,887	11,260	28,385	29,456

Operating income	12,436	14,068	45,084	38,124

Other income (expenses) — net	(153)	2,231	(761)	(63)
Gain on partial disposal of subsidiaries	—	2,295	—	10,095
Gain on disposal of investment in an affiliated company	—	3,631		3,631
Loss on marketable securities arising from split share structure reform	—	—	(1,869)	—
Impairment loss on marketable securities	—	—	—	(6,525)
Realized loss on marketable securities	—	(1,421)	—	(1,421)
Interest income	2,328	1,014	6,146	2,474
Interest expense	(144)	(118)	(456)	(302)

Income before income taxes and minority interests	14,467	21,700	48,144	46,013
Income taxes	(44)	(174)	(307)	(511)

Income before minority interests and equity in loss of an affiliated company	14,423	21,526	47,837	45,502
Minority interests	(2,330)	(2,679)	(4,757)	(6,710)

Income after minority interests	12,093	18,847	43,080	38,792
Equity in loss of an affiliated company	—	(44)	—	(186)

Net income	$12,093	$18,803	$43,080	38,606

Net income per share
Basic	$0.28	$0.44	$0.99	$0.90

Diluted	$0.28	$0.43	$0.99	$0.90

Weighted average number of shares (‘000’)
Basic	43,787	42,983	43,674	42,799
Diluted	43,787	43,249	43,726	43,046

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2006 AND DECEMBER 31, 2005
(In Thousands of US Dollars)

	Unaudited	Audited
	September 30	December 31
	2006	2005
		(Note)
ASSETS
Current assets:
Cash and cash equivalents	$227,016	$213,843
Marketable securities	22,936	13,330
Accounts receivable, net	128,176	125,662
Inventories	32,229	31,744
Prepaid expenses and other receivables	3,676	1,490
Income taxes recoverable	4,198	2,671
Assets held for sale	—	10,912

Total current assets	418,231	399,652

Property, plant and equipment, net	94,859	97,997
Land use right	2,691	2,744
Deposits for property, plant and equipment	9,745	1,250
Goodwill	18,476	17,068
Other assets	1,134	1,300

Total assets	$545,136	$520,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$5,576	$4,813
Short-term bank loans	2,472	2,275
Long-term bank loans — current portion	1,750	2,312
Accounts payable	137,662	121,608
Accrued expenses and other payables	14,931	19,447
Dividend payable	16,639	14,357
Income taxes payable	166	166

Total current liabilities	179,196	164,978

Long-term bank loans — non-current portion	1,538	2,850

Total liabilities	180,734	167,828

Minority interests	46,578	41,792

Shareholders’ equity:
Common shares	438	435
Additional paid-in capital	264,321	258,167
Retained earnings	43,993	50,771
Accumulated other comprehensive income (Note 1)	9,072	1,018

Total shareholders’ equity	317,824	310,391

Total liabilities and shareholders’ equity	$545,136	$520,011

Note:	Information extracted from the audited financial statements included in the 2005 Form 20-F of the Company filed on March 15, 2006.

Page11 of 15

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$12,093	$18,803	$43,080	$38,606
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,593	4,391	14,191	12,483
Amortization of intangible assets	—	414	—	460
Net gain on disposal of property, plant and equipment	(50)	(680)	(190)	(650)
Net gain on disposal of assets held for sale	—	—	(9,258)	—
Loss on marketable securities arising from split share structure reform	—	—	1,869	—
Gain on partial disposal of subsidiaries	—	(2,295)	—	(10,095)
Gain on disposal of investment in an affiliated company	—	(3,631)	—	(3,631)
Impairment loss on marketable securities	—	—	—	6,525
Share-based compensation expenses	84	—	770	—
Realized loss on marketable securities	—	1,421	—	1,421
Equity in loss of an affiliated company	—	44	—	186
Minority interests	2,330	2,679	4,757	6,710
Changes in current assets and liabilities:
Increase in accounts receivable	(15,157)	(25,694)	(2,514)	(29,322)
Decrease in amount due from a related party	—	—	—	66
Increase in inventories	(3,346)	(9,360)	(485)	(11,940)
(Increase) decrease in prepaid expenses and other receivables	(1,942)	856	(2,186)	248
Increase in income taxes recoverable	(215)	(1,004)	(1,527)	(2,375)
Increase (decrease) in notes payable	1,044	(246)	763	1,613
Increase in accounts payable	29,047	33,773	16,054	16,958
(Decrease) increase in accrued expenses and other payables	(2,347)	2,255	(4,516)	2,860
(Decrease) increase in amount due to a related party	—	(138)	—	21
Increase in income taxes payable	—	40	—	22
Others	(150)	(1,032)	(592)	105

Total adjustments	13,891	1,793	17,136	(8,335)

Net cash provided by operating activities	$25,984	$20,596	$60,216	$30,271

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(4,697)	(4,637)	(11,109)	(23,507)
Increase (decrease) in deposit for purchase of property, plant & equipment	(4,420)	726	(8,495)	6,558
Increase in other assets	—	—	166	—
Proceeds from disposal of property, plant and equipment	101	1,732	286	1,780
Proceeds from disposal of marketable securities	—	7,579		7,579
Proceeds from disposal of assets held for sale	—	—	20,170	—
Proceeds from disposal of investment in an affiliated company	—	6,494	—	6,494
Acquisition of additional shares in subsidiaries	(1,010)	—	(3,130)	—
Proceeds from partial disposal of subsidiaries	—	5,163	—	25,218

Net cash (used in) provided by investing activities	$(10,026)	$17,057	$(2,112)	$24,122

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$(16,639)	$(16,166)	$(49,285)	$(37,687)
Repayment of bank loans	(1,191)	(769)	(5,157)	(2,257)
Proceeds from bank loans	—	1,700	3,480	2,500
Proceeds from shares issued on exercise of options	—	11,926	5,439	12,928

Net cash used in financing activities	$(17,830)	$(3,309)	$(45,523)	$(24,516)

Net (decrease) increase in cash and cash equivalents	(1,872)	34,344	12,581	29,877
Cash and cash equivalents at beginning of period	228,738	155,045	213,843	160,649
Effect of exchange rate changes on cash and cash equivalents	150	1,032	592	(105)

Cash and cash equivalents at end of period	$227,016	$190,421	$227,016	$190,421

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2006 AND 2005
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $51,134 and $30,735 for the nine months ended September 30, 2006 and September 30, 2005, respectively.
2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronics and Communication Products (“CECP”) segment, Telecom. Components Assembly (“TCA”) segment, and the LCD Panels (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

NET SALES:
- CECP	$50,731	$46,629	$129,422	$128,325
- TCA	148,538	145,045	462,924	377,572
- LCDP	19,247	16,185	48,181	44,162

Total net sales	$218,516	$207,859	$640,527	$550,059

NET INCOME:
- CECP	$4,548	$5,260	$8,923	$14,375
- TCA	6,218	9,432	22,384	22,839
- LCDP	1,169	1,076	2,575	2,796
- Corporate	158	3,035	9,198	(1,404)

Total net income	$12,093	$18,803	$43,080	$38,606

	Unaudited	Audited
	Sept. 30,	Dec. 31,
	2006	2005

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$179,054	$148,173
- TCA	169,022	170,624
- LCDP	60,979	57,736
- Corporate	136,081	143,478

Total assets	$545,136	$520,011

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Nine months ended
	September 30		September 30
	2006	2005	2006	2005

NET SALES FROM OPERATIONS WITHIN:
- Hong Kong and Macao:
Unaffiliated customers	$—	$16,185	$—	$44,162
Intercompany sales	—	96	—	522

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	218,516	191,643	640,527	499,723
Related party	—	31	—	6,174
Intercompany sales	52	—	348	—

- Intercompany eliminations	(52)	(96)	(348)	(522)

Total net sales	$218,516	$207,859	$640,527	$550,059

NET INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$6,048	$9,638	$12,563	$23,813
- Macao	6,747	7,391	24,610	21,662
- Hong Kong	(702)	1,774	5,907	(6,869)

Total net income	$12,093	$18,803	$43,080	$38,606

	Unaudited	Audited
	Sept. 30,	Dec. 31,
	2006	2005

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$97,236	$100,372
- Macao	52	88
- Hong Kong	262	281

Total long-lived assets	$97,550	$100,741

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date November 1, 2006	By:	/s/ Patinda Lei
		Name:	Patinda Lei
		Title:	Chief Executive Officer